Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation on 19 November 2014, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

NOTE TO THE READER:

Starting with Q1 of fiscal 2015, we revised the order of analysis within Management’s Analysis of Results. Historically we presented the analysis in order of Statement of Operations line item; we now present an overall analysis of group results, an analysis of our operating results by segment, an analysis of additional non-segment related operating results with any supplementary financial or operating information following.

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions and Other Terms section of this document. We present financial measures that we believe are customarily used by our Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions section, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. We may also present other terms for measuring our sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”, “Adjusted effective tax rate on earnings”, “Adjusted EBITDA” and “Adjusted selling, general and administrative expenses”. Unless otherwise stated, results and comparisons are of the second quarter and first half of the current fiscal year versus the second quarter and first half of the prior fiscal year.

James Hardie Industries plc

Results for the 2nd Quarter and Half Year Ended 30 September

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	Change %	HY FY15	HY FY14	Change %
Net sales	$440.4	$392.0	12	$857.2	$764.2	12
Cost of goods sold	(289.5)	(258.9)	(12)	(566.1)	(504.8)	(12)
Gross profit	150.9	133.1	13	291.1	259.4	12

Selling, general and administrative expenses	(60.8)	(53.8)	(13)	(120.7)	(108.7)	(11)
Research and development expenses	(8.0)	(7.4)	(8)	(16.4)	(16.4)	-
Asbestos adjustments	63.5	(4.1)		42.0	90.4	(54)
EBIT	145.6	67.8		196.0	224.7	(13)

Net interest expense	(0.9)	(0.4)		(2.0)	(0.3)
Other (expense) income	-	0.1		(3.7)	0.2
Operating profit before income taxes	144.7	67.5		190.3	224.6	(15)
Income tax expense	(17.5)	(15.6)	(12)	(34.2)	(30.5)	(12)
Net operating profit	$127.2	$51.9		$156.1	$194.1	(20)

Earnings per share - basic (US cents)	29	12		35	44
Earnings per share - diluted (US cents)	29	12		35	44

Volume (mmsf)	602.3	554.1	9	1,174.0	1,084.4	8

Total net sales of US$440.4 million for the quarter and US$857.2 million for the half year increased 12% when compared to the prior corresponding periods. Net sales in local currencies were favorably impacted by higher sales volumes and higher average net sales prices in both the USA and Europe Fiber Cement and the Asia Pacific Fiber Cement segments.

Gross profit of US$150.9 million for the quarter and US$291.1 million for the half year increased 13% and 12%, respectively when compared with the prior corresponding periods. Gross profit margins of 34.3% for the quarter and 34.0% for the half year increased 0.3 percentage points and 0.1 percentage points, respectively when compared with the prior corresponding periods. Gross profit is discussed further in the segment analyses below.

Selling, general and administrative (“SG&A”) expenses of US$60.8 million for the quarter and US$120.7 million for the half year increased 13% and 11%, respectively when compared with the prior corresponding periods. The increase primarily reflects higher compensation expenses as we invest in our organizational capability and an increase in discretionary expenses related to product and marketing development activities. For the half year, SG&A as a percentage of sales is down slightly compared to the prior corresponding period.

Research and development (“R&D”) expenses increased 8% for the quarter and remained flat for the half year when compared to the prior corresponding periods. The increase in the quarter is related to the timing of spend associated with commercialization projects in our business units. Additional details are discussed in the R&D segment below.

Asbestos adjustments reflect the non-cash foreign exchange translation impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate between the relevant balance sheet dates.

Other (expense) income for the quarter and half year reflects the changes in the fair value of interest rate swaps and foreign exchange gains and losses.

Net Operating Profit for the quarter increased compared to the prior corresponding period primarily due to the favorable impact of asbestos adjustments and higher operating earnings. The decrease for the half year reflects higher operating earnings, more than offset by a more favorable asbestos adjustment in the prior corresponding period.

USA & Europe Fiber Cement Segment

Operating results for the USA & Europe Fiber Cement segment were as follows:

	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	Change	HY FY15	HY FY14	Change %
Volume (mmsf)	485.4	446.4	9%	948.6	874.3	9%
Average net sales price per unit (per msf)	US$677	US$658	3%	US$679	US$648	5%

Net sales (US$ Millions)	335.4	298.7	12%	656.9	576.8	14%
Gross profit			12%			14%
Gross margin (%)			FLAT			(0.1 pts)
EBIT (US$ Millions)	74.8	67.3	11%	142.8	126.7	13%
EBIT margin (%)	22.3	22.5	(0.2 pts)	21.7	22.0	(0.3 pts)

Net sales for the quarter and half year were favorably impacted by higher volumes and a higher average net sales price. The increase in our sales volume compared to the prior corresponding quarter and half year was driven by an increase in the new single family construction market, further market penetration and modest growth in the repair and remodel market segment.

For the quarter and half year, the increase in our average net sales price reflects price increases implemented at the beginning of the fiscal year, the ongoing execution of our pricing strategies and also the reduction of pricing inefficiencies when compared to the prior corresponding periods.

We note that there are a number of indicators that measure US Housing market growth, most of which have reported between low single digit growth and slight contraction in recent quarters when compared to prior corresponding periods. However, at the time of filing our fiscal 2015 half year results, only the US Census Bureau data was available. According to the US Census Bureau, single family housing starts were 176,700, 7% above the prior corresponding period and for the half year, single family housing starts were 359,300, 6% above the prior corresponding period.

While we have provided US Census Bureau data above, we note that it typically trends higher than other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for the quarter and half year can be attributed to the following components:

For the three months ended 30 September 2014:
Higher average net sales price	2.2 pts
Higher production costs	(2.2 pts)

Total percentage point increase in gross margin	-

For the half year ended 30 September 2014:
Higher average net sales price	2.8 pts
Higher production costs	(2.9 pts)

Total percentage point change in gross margin	(0.1 pts)

Production costs for the quarter when compared to the prior corresponding period, increased primarily due to higher input costs driven by the market prices for pulp, gas and silica raw materials and our continued efforts to optimize production at our recently recommissioned Fontana, California location.

Production costs for the half year, when compared to the prior corresponding period, increased primarily due to higher input costs driven by the market prices for pulp, gas and silica raw materials and reduced plant performance from the first quarter of fiscal 2015. The reduced plant performance experienced during the first quarter of fiscal 2015 was mitigated during the current quarter except for our Fontana, California location.

EBIT of US$74.8 million for the quarter and US$142.8 million for the half year increased 11% and 13% respectively compared to the prior corresponding periods. For both the quarter and half year, EBIT was unfavorably impacted by higher SG&A, which as a percentage of segment sales increased by 0.9 percentage points for the quarter and 0.6 percentage points for the half year, respectively. The increase in our segment SG&A spend was largely driven by increased headcount as we invest in our organizational capability and higher discretionary expenses, largely related to product and marketing development activities. The overall increase in segment SG&A was partially offset by lower spend on R&D expenses related to commercialization projects within the segment.

Asia Pacific Fiber Cement Segment

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	Change	HY FY15	HY FY14	Change %
Volume (mmsf)	116.9	107.7	9%	225.4	210.1	7%

Net Sales (US$ Millions)	105.0	93.3	13%	200.3	187.4	7%
US$ Gross Profit			16%			8%
US$ Gross Margin (%)			1.1 pts			0.3 pts
EBIT (US$ Millions)	23.4	21.8	7%	45.4	38.3	19%
New Zealand weathertightness claims (US$ millions)	(2.3)	(0.3)		(1.0)	(4.9)	80%
EBIT excluding NZ weathertightness claims (US$ millions)	25.7	22.1	16%	46.4	43.2	7%
US$ EBIT Margin excluding NZ weathertightness claims (%)	24.5	23.7	0.8 pts	23.2	23.1	0.1 pts

The Asia Pacific Fiber Cement Segment results in US dollars were favorably impacted for the quarter and unfavorably impacted for the half year by the change in the period weighted average AUD/USD exchange rate relative to the prior corresponding periods. The impact of the exchange rate movements are detailed in the table below:

	Comparing Q2 FY15 vs Q2 FY14			Comparing Half Year FY15 vs Half Year FY14
	Results in AUD	Results in USD	Impact of foreign exchange	Results in AUD	Results in USD	Impact of foreign exchange
Net Sales	12%	13%	1 pts	10%	7%	(3 pts)
Gross Profit	15%	16%	1 pts	11%	8%	(3 pts)
EBIT	8%	7%	(1 pts)	22%	19%	(3 pts)
EBIT excluding NZ weathertightness claims	16%	16%	Flat	10%	7%	(3 pts)

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	Change	HY FY15	HY FY14	Change %
Volume (mmsf)	116.9	107.7	9%	225.4	210.1	7%
Average net sales price per unit (per msf)	A$959	A$933	3%	A$950	A$924	3%

Net Sales (A$ Millions)	113.4	101.6	12%	215.6	196.4	10%
A$ Gross Profit			15%			11%
A$ Gross Margin (%)			1.1 pts			0.3 pts
EBIT (A$ Millions)	25.3	23.5	8%	48.9	40.2	22%
New Zealand weathertightness claims (A$ millions)	(2.4)	(0.4)		(1.0)	(5.1)	80%
EBIT excluding NZ weathertightness claims (A$ millions)	27.7	23.9	16%	49.9	45.3	10%
A$ EBIT Margin excluding NZ weathertightness claims (%)	24.4	23.5	0.9 pts	23.1	23.1	Flat

Net sales in Australian dollars for the quarter and half year increased, largely due to higher sales volumes and a higher average net sales price across the segment, when compared to prior corresponding periods. In our Australian business, the key drivers of net sales growth were favorable conditions in our addressable markets, price increases and a favorable product mix. In our New Zealand business, volume grew across all regions, however net sales growth was partially offset by a lower average selling price due to product mix. In our Philippines business, net sales were driven higher compared to the prior corresponding quarter and half year by growth in our addressable market and continued market penetration.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Asia Pacific business’ sales volume, were 30,225 for the quarter, an increase of 12%, when compared to the prior corresponding quarter. For the half year, approvals for detached houses were 58,609, an increase of 13%, compared to the prior corresponding half year. The other key driver of our sales volume is the alterations and additions market, which decreased 2% for the three months ended 30 June 2014 when compared to the prior corresponding period. For the six months ended 30 June 2014, the alterations and additions market increased 1.6% compared to prior corresponding period.

According to Statistics New Zealand data, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 5,436 for the quarter, an increase of 9%, when compared to the prior corresponding quarter. For the half year, consents for dwellings excluding apartments, were 10,829, an increase of 12%, compared to the prior corresponding half year.

In Australian dollars, the change in gross margin for the quarter and half year can be attributed to the following components:

For the three months ended 30 September 2014:
Higher average net sales price	1.6 pts
Higher volume	1.3 pts
Higher production costs	(1.8 pts)

Total percentage point decrease in gross margin	1.1 pts

For the half year ended 30 September 2014:
Higher volume	1.9 pts
Higher average net sales price	1.5 pts
Higher production costs	(3.1 pts)

Total percentage point decrease in gross margin	0.3 pts

For the quarter and half year, production costs increased primarily due to higher market prices for input costs and plants running less efficiently compared to the prior corresponding periods. Input costs increased primarily due to higher market prices of pulp and freight and plant inefficiency was higher primarily as a result of unplanned manufacturing downtime.

In Australian dollars, EBIT excluding New Zealand weathertightness claims of $A27.7 million for the quarter and A$49.9 million for the half year increased by 16% and 10% respectively compared to the prior corresponding periods.

For the quarter, New Zealand weathertightness claims expense increased due to the increases in reserves for existing claims. For the half year, New Zealand weathertightness claims expense has decreased as the overall provision has decreased compared to the prior corresponding period. The decrease in the provision is a result of a higher rate of claim resolution, fewer open claims at the end of the period and a continued reduction in the number of new claims received when compared to the prior corresponding half year.

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D Segment, or commercialization projects in business units which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D Segment:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	% Change	HY FY15	HY FY14	Change %
Segment R&D expenses	$(6.4)	$(5.0)	(28)	$(12.7)	$(10.5)	(21)
Segment R&D SG&A expenses	(0.4)	(0.5)	20	(0.9)	(1.1)	18
Total R&D EBIT	$(6.8)	$(5.5)	(24)	$(13.6)	$(11.6)	(17)

The change in Segment R&D expenses compared to the prior corresponding quarter and half year is a result of the number of core R&D projects being worked on by the R&D team. This will fluctuate quarter to quarter depending on the nature and number of core R&D projects being worked on during the quarter.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. In total, these costs were US$1.6 million for the quarter and US$3.7 million for the half year, compared to US$2.4 million and US$5.9 million for the prior corresponding periods.

General Corporate Segment

Results for the General Corporate Segment for the quarter and half year ended 30 September 2014 are as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	% Change	HY FY15	HY FY14	Change %
General Corporate SG&A expenses	$(8.6)	$(11.2)	23	$(19.3)	$(18.1)	(7)
Asbestos:
Asbestos Adjustments	63.5	(4.1)		42.0	90.4	(54)
AICF SG&A Expenses[1]	(0.7)	(0.5)	(40)	(1.3)	(1.0)	(30)
General Corporate EBIT	$54.2	$(15.8)		$21.4	$71.3	(70)

1 Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Note 7 of our 30 September 2014 Condensed Consolidated Financial Statements for further information on the Asbestos Adjustments

General Corporate SG&A expenses decreased by US$2.6 million compared to the prior corresponding quarter primarily due to a US$2.5 million decrease in stock compensation related expenses, driven by a 20% depreciation in our stock price this quarter, compared to a 14% appreciation in our stock price in the prior corresponding quarter.

For the half year, General Corporate SG&A expenses increased compared to the prior corresponding period, largely due to higher compensation related expenses as we invest in organizational capability and higher discretionary expenses.

Asbestos adjustments for both periods reflect the non-cash foreign exchange translation impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. The AUD/USD spot exchange rates are shown in the table below:

Q2 FY15		Q2 FY14		HY FY15		HY FY14
30 June 2014	0.9422	30 June 2013	0.9263	31 March 2014	0.9220	31 March 2013	1.0420
30 September 2014	0.8764	30 September 2013	0.9308	30 September 2014	0.8764	30 September 2013	0.9308
Change ($)	(0.0658)	Change ($)	0.0045	Change ($)	(0.0456)	Change ($)	(0.1112)
Change (%)	(7%)	Change (%)	-	Change (%)	(5%)	Change (%)	(11%)

Readers are referred to Note 7 of our 30 September 2014 Condensed Consolidated Financial Statements for further information on the Asbestos adjustments.

EBIT

The table below summarizes the segment EBIT results as previously discussed:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	% Change	HY FY15	HY FY14	Change %
USA and Europe Fiber Cement	$74.8	$67.3	11	$142.8	$126.7	13
Asia Pacific Fiber Cement excluding New Zealand weathertightness claims	25.7	22.1	16	46.4	43.2	7
Research & Development	(6.8)	(5.5)	(24)	(13.6)	(11.6)	(17)
General Corporate excluding asbestos	(8.6)	(11.2)	23	(19.3)	(18.1)	(7)
Adjusted EBIT	85.1	72.7	17	156.3	140.2	11

Asbestos:
Asbestos adjustments	63.5	(4.1)		42.0	90.4	(54)
AICF SG&A expenses	(0.7)	(0.5)	(40)	(1.3)	(1.0)	(30)
New Zealand weathertightness claims	(2.3)	(0.3)		(1.0)	(4.9)	80
EBIT	145.6	67.8		196.0	224.7	(13)

Net Interest (expense) income

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	% Change	HY FY15	HY FY14	% Change
Gross interest expense	(1.8)	(1.0)	(80)	(2.7)	(2.0)	(35)
Capitalised Interest	0.2	-		0.2	-
Interest income	0.1	0.1	-	0.3	0.2	50
Realised loss on interest rate swaps	(0.1)	(0.2)	50	(0.3)	(0.3)	-
Net AICF interest income	0.7	0.7	-	0.5	1.8	(72)
Net interest expense	(0.9)	(0.4)		(2.0)	(0.3)

Gross interest expense for the quarter and half year increased US$0.8 million and US$0.7 million, respectively when compared to the prior corresponding periods primarily as a result of the funds drawn on our debt facilities during the current quarter. Our accounting policy states that interest on borrowed funds during construction periods should be capitalized and charged to machinery and equipment accounts and amortized over the lives of the related assets. Capitalized interest for the quarter and half year totaled US$0.2 million compared to nil for the prior corresponding periods.

For the half year AICF net interest income decreased US$1.3 million compared to prior corresponding period, primarily a result of the interest expense incurred on the AICF loan facility which was utilized during fiscal 2014 and 2015.

Other (expense) income

For the half year, other income increased US$3.9 million to a loss of US$3.7 million compared to the prior corresponding period. The increase primarily relates to US$2.9 million in realized and unrealized foreign exchange losses and US$0.8 million in unrealized losses related to changes in the fair value in interest rate swaps.

Income Tax

	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	HY FY15	HY FY14
Income tax expense (US$ Millions)	(17.5)	(15.6)	(34.2)	(30.5)
Effective tax rate (%)	12.1	23.1	18.0	13.6

Adjusted income tax expense (US$ Millions)	(18.1)	(15.4)	(34.6)	(30.0)
Adjusted effective tax rate (%)	21.7	21.5	23.1	21.7

During both the current quarter and half year, we recorded unfavorable asbestos related, New Zealand weathertightness claims and other tax adjustments of US$0.6 million and US$0.4 million, respectively. The increase in the effective tax rate excluding asbestos, New Zealand weathertightness claims and other tax adjustments was primarily due to a higher proportion of taxable earnings in jurisdictions with higher tax rates.

Readers are referred to Note 11 of our 30 September 2014 Condensed Consolidated Financial Statements for further information related to income tax.

Net Operating Profit

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	% Change	HY FY15	HY FY14	Change %
EBIT	$ 145.6	$ 67.8		$ 196.0	$ 224.7	(13)

Net interest expense	(0.9)	(0.4)		(2.0)	(0.3)
Other (expense) income	-	0.1		(3.7)	0.2
Income tax expense	(17.5)	(15.6)	(12)	(34.2)	(30.5)	(12)
Net operating profit	127.2	51.9		156.1	194.1	(20)

Excluding:
Asbestos:
Asbestos adjustments	(63.5)	4.1		(42.0)	(90.4)	(54)
AICF SG&A expenses	0.7	0.5	40	1.3	1.0	30
AICF interest income	(0.7)	(0.7)	-	(0.5)	(1.8)	72
New Zealand weathertightness claims	2.3	0.3		1.0	4.9	(80)
Asbestos and other tax adjustments	(0.6)	0.2		(0.4)	0.5
Adjusted net operating profit	$65.4	$56.3	16	$115.5	$108.3	7

Adjusted diluted earnings per share (US cents)	15	13		26	24

Adjusted net operating profit of US$65.4 for the quarter increased US$9.1 million and 16% compared to the prior corresponding period, primarily due to the underlying performance of the operating business units as reflected in the US$12.4 million increase in adjusted EBIT, partially offset by an increase in adjusted income tax expense of US$2.7 million.

Adjusted net operating profit of US$115.5 million for the half year increased US$7.2 million and 7% compared to the prior corresponding period. The increase was primarily a result of the underlying performance of the operating business units as reflected in the US$16.1 million increase in adjusted EBIT, partially offset by an increase in interest expense of US$1.7 million, other expense of US$3.9 million and an increase in adjusted income tax expense of US$4.6 million.

Cash Flow

Operating Activities

Net operating cash flow decreased US$141.3 million to US$34.1 million. The movement compared to the prior corresponding half year is largely driven by the contribution to AICF of US$113.0 million in the current half year. Additionally, cash used in working capital requirements was $22.5 million consisting of increases in accounts and other receivables due to a large receipt of other receivables in the prior year, increases in inventory, primarily raw materials, due to the increase in prices and anticipated market growth, partially offset by cash inflows related to the increase in accounts payable.

Investing Activities

Net cash used in investing activities increased from US$44.0 million in the prior corresponding half year to US$159.7 million. The increase in cash used in investing activities compared to the prior corresponding half year primarily reflects the continued execution of our capacity expansion plans across our businesses.

Financing Activities

Net cash of US$17.8 million was provided by financing activities, compared to US$158.6 million used in financing activities in the prior corresponding period. This movement largely reflects US$380.0 million of cash provided by the drawdown on our debt facilities; partially offset by a US$192.3 million increase in cash used to pay dividends, and an US$11.3 million increase in cash used in share buybacks and other share related activities.

Capacity Expansion

We continue with our plans to increase the production capacity of the USA and Europe and Asia Pacific Fiber Cement businesses. As of 30 September 2014, the following capacity expansion projects are in progress:

Project Description	Approximate Investment	Estimated Commission Date
Plant City, Florida - 4th sheet machine and ancillary facilities	US$70.5 million	Fiscal 2016
Cleburne, Texas - 3rd sheet machine and ancillary facilities	US$37.0 million	Fiscal 2016
Carole Park, Queensland - Capacity expansion project	A$89.0 million	Fiscal 2016

During the three months ended 30 September 2014, we completed the purchase of a parcel of land in Tacoma, Washington for US$27.9 million. We anticipate using the land for future capacity expansion at our existing Tacoma facility.

Liquidity and Capital Structure

At 30 September 2014, we have US$505.0 million of combined credit facilities available to us with a combined average tenor of 2.7 years. At 30 September 2014, a total of US$380.0 million is drawn from our debt facilities.

Our cash position decreased from US$167.5 million at 31 March 2014 to US$60.5 million at 30 September 2014.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flow from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

As previously discussed, we expect to invest in significant capital expenditures in the near to medium term and, based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Capital Allocation, Dividends, and Share Buyback

The following table summarizes the dividends declared or paid during fiscal years 2013, 2014, and 2015:

(Millions of US dollars)	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2015 first half dividend	0.08	35.6	19 November 2014	23 December 2014	27 February 2015
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	08 August 2014
FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	08 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014
FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014
FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013
FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

Share Buyback

During fiscal 2014, the Company announced a share buyback program to acquire up to 5% of its issued capital in the twelve months through May 2014. Under this program, the Company repurchased and cancelled 715,000 shares of its common stock during the first quarter of the current fiscal year. The aggregate costs of the shares repurchased and cancelled was A$9.8 million (US$9.1 million), at an average market price of A$13.69 (US$12.73). Upon the expiration of the fiscal 2014 program, the Company announced a new share buyback program to acquire up to 5% of its issued capital. No shares have been repurchased or cancelled under the fiscal 2015 program for the three or six months ended 30 September 2014.

In line with our capital allocation objectives we expect the following activities to continue in the near term:

•	invest in R&D and capacity expansion projects required for growth;
•	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit excluding asbestos; and
•	continue the share buyback program and/or consider special dividends.

Other Asbestos Information

	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	% Change	HY FY15	HY FY14	% Change
Claims received	181	161	(12)	337	321	(5)
Actuarial estimate for the period	152	135	(13)	305	270	(13)
Difference in claims received to actuarial estimate	(29)	(26)		(32)	(51)

Average claim settlement[1] (A$)	270,000	242,000	(12)	244,000	260,000	6
Actuarial estimate for the period[2]	289,000	262,000	(10)	289,000	262,000	(10)
Difference in claims paid to actuarial estimate	19,000	20,000		45,000	2,000

1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements

2 This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

Claims Data

For the quarter and half year ended 30 September 2014, we noted the following related to asbestos claims:

•	Claims received during the current quarter and half year were 19% and 10% above actuarial estimates, respectively;
•	Claims received during the current quarter and half year were 12% and 5% higher than the prior corresponding periods, respectively;
•	The higher reported mesothelioma claims experience noted during fiscal 2014 has continued into the current quarter and half year;
•	The average claim settlement for the half year is down 6% versus the prior corresponding period and down 16% versus actuarial estimates;
•	Average claim settlement sizes are generally lower across all disease types compared to actuarial expectations for fiscal 2015; and
•

The decrease in average claim settlement for the half year is largely attributable to a lower number of large mesothelioma claims being settled compared to the prior corresponding half year. We caution that there are a number of large pending claims which might materially increase the average settlement size.

AICF Funding

On 1 July 2014, we made a payment of US$113.0 million to AICF, representing 35% of our free cash flow for fiscal year 2014 as defined by the AFFA. From the time AICF was established in February 2007 we have contributed A$719.1 million to AICF.

Readers are referred to Note 7 of our 30 September 2014 Condensed Consolidated Financial Statements for further information on Asbestos.

 Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

NBSK – Northern Bleached Softwood Kraft; Our benchmark grade of pulp.

Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our Condensed Consolidated Financial Statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)
*- Represents non-US GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Adjusted EBIT and Adjusted EBIT margin – Adjusted EBIT and Adjusted EBIT margin are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	HY FY15	HY FY14
EBIT	$ 145.6	$ 67.8	$ 196.0	$ 224.7
Asbestos:
Asbestos adjustments	(63.5)	4.1	(42.0)	(90.4)
AICF SG&A expenses	0.7	0.5	1.3	1.0
New Zealand weathertightness claims	2.3	0.3	1.0	4.9
Adjusted EBIT	85.1	72.7	156.3	140.2
Net sales	$ 440.4	$ 392.0	$ 857.2	$ 764.2
Adjusted EBIT margin	19.3%	18.5%	18.2%	18.3%

Adjusted net operating profit – Adjusted net operating profit is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	HY FY15	HY FY14
Net operating profit	$ 127.2	$ 51.9	$ 156.1	$ 194.1
Asbestos:
Asbestos adjustments	(63.5)	4.1	(42.0)	(90.4)
AICF SG&A expenses	0.7	0.5	1.3	1.0
AICF interest income, net	(0.7)	(0.7)	(0.5)	(1.8)
New Zealand weathertightness claims	2.3	0.3	1.0	4.9
Asbestos and other tax adjustments	(0.6)	0.2	(0.4)	0.5
Adjusted net operating profit	$ 65.4	$ 56.3	$ 115.5	$ 108.3

Adjusted diluted earnings per share – Adjusted diluted earnings per share is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	HY FY15	HY FY14
Adjusted net operating profit (US$ millions)	$ 65.4	$ 56.3	$ 115.5	$ 108.3
Weighted average common shares outstanding - Diluted (millions)	445.8	443.5	445.7	443.2
Adjusted diluted earnings per share (US cents)	15	13	26	24

Adjusted effective tax rate on earnings – Adjusted effective tax rate on earnings is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	HY FY15	HY FY14
Operating profit before income taxes	$ 144.7	$ 67.5	$ 190.3	$ 224.6
Asbestos:
Asbestos adjustments	(63.5)	4.1	(42.0)	(90.4)
AICF SG&A expenses	0.7	0.5	1.3	1.0
AICF interest expense, net	(0.7)	(0.7)	(0.5)	(1.8)
New Zealand weathertightness claims	2.3	0.3	1.0	4.9
Adjusted operating profit before income taxes	$ 83.5	$ 71.7	$ 150.1	$ 138.3

Income tax expense	$ (17.5)	$ (15.6)	$ (34.2)	$ (30.5)
Asbestos-related and other tax adjustments	(0.6)	0.2	(0.4)	0.5
Adjusted Income tax expense	$ (18.1)	$ (15.4)	$ (34.6)	$ (30.0)
Effective tax rate	12.1%	23.1%	18.0%	13.6%
Adjusted effective tax rate	21.7%	21.5%	23.1%	21.7%

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	HY FY15	HY FY14
EBIT	$ 145.6	$ 67.8	$ 196.0	$ 224.7
Depreciation and amortization	17.5	15.2	34.1	30.6
Adjusted EBITDA	$ 163.1	$ 83.0	$ 230.1	$ 255.3

Adjusted selling, general and administrative expenses – Adjusted selling, general and administrative expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY15	Q2 FY14	HY FY15	HY FY14
Selling, general and administrative expenses	$ 60.8	$ 53.8	$ 120.7	$ 108.7
Excluding:
New Zealand weathertightness claims benefit (expense)	(2.3)	(0.3)	(1.0)	(4.9)
Adjusted selling, general and administrative expenses	$ 58.5	$ 53.5	$ 119.7	$ 103.8
Net Sales	$ 440.4	$ 392.0	$ 857.2	$ 764.2
Selling, general and administrative expenses as a percentage of net sales	13.8%	13.7%	14.1%	14.2%
Adjusted selling, general and administrative expenses as a percentage of net sales	13.3%	13.6%	14.0%	13.6%

As set forth in Note 7 of the 30 September 2014 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with JHI plc’s Condensed Consolidated Financial Statements and related notes contained in our 30 September 2014 Condensed Consolidated Financial Statements.

James Hardie Industries plc

Supplementary Financial Information

30 September 2014

(Unaudited)

	Total Fibre
	Cement –
	Excluding
	Asbestos	Asbestos	As Reported
(US$ Millions)	Compensation	Compensation	(US GAAP)

Restricted cash and cash equivalents – Asbestos	$ -	$ 78.5	$ 78.5
Restricted short-term investments – Asbestos	-	-	-
Insurance receivable – Asbestos[1]	-	194.5	194.5
Workers compensation asset – Asbestos[1]	-	49.3	49.3
Deferred income taxes – Asbestos[1]	-	436.6	436.6

Asbestos liability¹	$ -	$ 1,561.2	$ 1,561.2
Workers compensation liability – Asbestos[1]	-	49.3	49.3
Income taxes payable	16.6	(11.1)	5.5

Asbestos adjustments	$ -	$ 42.0	$ 42.0
Selling, general and administrative expenses	(119.4)	(1.3)	(120.7)
Net interest (expense) income	(2.5)	0.5	(2.0)
Income tax expense	(34.4)	0.2	(34.2)

¹ The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our Condensed Consolidated Balance Sheets.

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the company’s future performance;
¡	projections of the company’s results of operations or financial condition;
¡	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
¡	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects
¡	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

¡

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

¡	expectations concerning indemnification obligations;
¡	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
¡

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

¡

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.